EXHIBIT 99.2

Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group Tracking Stock

The following tables present our assets, liabilities, revenue, expenses and cash flows that are attributed to our Fidelity National Financial Ventures business (“we,” “our,” or “FNFV”). The financial information in this Exhibit should be read in conjunction with our consolidated financial statements for the period ended December 31, 2016 included in this Annual Report on Form 10-K.
FNFV Group common stock is intended to reflect the separate performance of our FNFV Group. We own majority and minority equity investment stakes in a number of entities, including American Blue Ribbon Holdings, LLC ("ABRH"), Ceridian HCM, Inc. ("Ceridian"), and Digital Insurance, Inc. ("OneDigital").
FNFV Group is comprised of two operating segments as follows:

•
Restaurant Group. This segment consists of the operations of ABRH, in which we have a 55% ownership interest. ABRH and its affiliates are the owners and operators of the O'Charley's, Ninety Nine Restaurants, Village Inn, Bakers Square, and Legendary Baking restaurant and food service concepts. This segment also included the results of operations of J. Alexander's, Inc. ("J. Alexander's") through the date which it was distributed to FNFV shareholders, September 28, 2015, and the Max & Erma's concept, which was sold pursuant to an Asset Purchase Agreement on January 25, 2016.

•
FNFV Corporate and Other. This segment primarily consists of our share in the operations of certain equity investments, including Ceridian, as well as consolidated investments, including OneDigital, in which we own 96%, and other smaller investments which are not title-related.

We have adopted certain expense allocation policies, each of which are reflected in the attributed financial information of the FNF Group (see Exhibit 99.1) and the FNFV Group. In general, corporate overhead is allocated to each group based upon the use of services by that group where practicable. Corporate overhead primarily includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to FNF’s board of directors. We allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, we use other methods and criteria that we believe are equitable and that provide a reasonable estimate of the cost attributable to each group.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to FNFV, Fidelity National Financial, Inc.'s ("FNF, Inc.") tracking stock structure does not affect the ownership or the respective legal title to FNF, Inc.'s assets or responsibility for FNF, Inc.'s liabilities. FNF, Inc. and its subsidiaries are each responsible for their respective liabilities. Holders of FNFV Group common stock are subject to risks associated with an investment in FNF, Inc. and all of its businesses, assets and liabilities. The issuance of FNFV Group common stock does not affect the rights of FNF, Inc.'s creditors or creditors of its subsidiaries. See "Item 1A. Risk Factors - Risks Relating to the Ownership of Our FNFV Group Common Stock due to our Tracking Stock Capitalization" for further discussion of risks associated with our tracking stock structure.

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Balance Sheet Information
(In millions)

	December 31, 2016	December 31, 2015
	(Unaudited)
ASSETS
Investments:
Fixed maturity securities available for sale, at fair value	$25	$—
Equity securities available for sale, at fair value	52	36
Investments in unconsolidated affiliates	407	396
Other long-term investments	12	27
Short-term investments	2	244
Total investments	498	703
Cash and cash equivalents	144	31
Trade and notes receivables, net of allowance	52	43
Goodwill	206	188
Prepaid expenses and other assets	51	64
Capitalized software, net	16	11
Other intangible assets, net	200	166
Property and equipment, net	251	233
Deferred tax asset	96	75
Total assets	$1,514	$1,514

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and other accrued liabilities	$189	$191
Income taxes payable	18	6
Deferred revenue	25	24
Notes payable	233	200
Due to affiliates	17	10
Total liabilities	482	431
Equity:
FNFV Group common stock, $0.0001 par value; authorized 113,000,000 shares as of December 31, 2016 and 2015; outstanding of 66,416,822 and 72,217,882 as of December 31, 2016 and 2015, respectively; and issued of 80,581,675 and 80,581,466 as of December 31, 2016 and 2015, respectively	—	—
Additional paid-in capital	1,163	1,156
Retained deficit	(7)	(3)
Accumulated other comprehensive loss	(68)	(76)
Less: treasury stock, 14,164,853 and 8,363,584 shares as of December 31, 2016 and December 31, 2015, respectively	(172)	(108)
Total Fidelity National Financial Ventures shareholders’ equity	916	969
Noncontrolling interests	116	114
Total equity	1,032	1,083
Total liabilities and equity	$1,514	$1,514

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statements of Operations Information
(In millions)

	Year Ended December 31,

	2016	2015	2014
	(Unaudited)
Revenues:
Operating revenue	$1,326	$1,615	$1,546
Interest and investment income	3	2	5
Realized gains and losses, net	6	(19)	(17)
Total revenues	1,335	1,598	1,534
Expenses:
Personnel costs	164	157	170
Other operating expenses	107	167	86
Cost of restaurant revenue	984	1,195	1,220
Depreciation and amortization	62	65	67
Interest expense	10	9	5
Total expenses	1,327	1,593	1,548
Earnings (loss) from continuing operations before income taxes and equity in losses of unconsolidated affiliates	8	5	(14)
Income tax (benefit) expense	(11)	(20)	150
Earnings (loss) from continuing operations before equity in (losses) earnings of unconsolidated affiliates	19	25	(164)
Equity in (losses) earnings of unconsolidated affiliates	(23)	(22)	428
Net (loss) earnings from continuing operations	(4)	3	264
Net earnings from discontinued operations, net of tax	—	—	8
Net (loss) earnings	(4)	3	272
Less: Net earnings attributable to non-controlling interests	—	16	4
Net (loss) earnings attributable to FNFV Group common shareholders	$(4)	$(13)	$268
Earnings Per Share
Basic
Net loss per share from continuing operations attributable to Old FNF common shareholders	$—	$—	$(0.09)
Net earnings per share from discontinued operations attributable to Old FNF common shareholders	$—	$—	$0.05
Net loss per share attributable to Old FNF common shareholders	$—	$—	$(0.04)

Net (loss) earnings per share from continuing operations attributable to FNFV Group common shareholders	$(0.06)	$(0.16)	$3.08
Net loss per share from discontinued operations attributable to FNFV Group common shareholders	$—	$—	$(0.04)
Net (loss) earnings per share from continuing operations attributable to FNFV Group common shareholders	$(0.06)	$(0.16)	$3.04
Diluted
Net loss per share from continuing operations attributable to Old FNF common shareholders	$—	$—	$(0.09)
Net earnings per share from discontinued operations attributable to Old FNF common shareholders	$—	$—	$0.05
Net loss per share attributable to Old FNF common shareholders	$—	$—	$(0.04)
Net (loss) earnings per share from continuing operations attributable to FNFV Group common shareholders	$(0.06)	$(0.16)	$3.05
Net loss per share from discontinued operations attributable to FNFV Group common shareholders	$—	$—	$(0.04)
Net (loss) earnings per share attributable to FNFV Group common shareholders	$(0.06)	$(0.16)	$3.01
Weighted average shares outstanding Old FNF common stock, basic basis (1)	—	—	138
Weighted average shares outstanding Old FNF common stock, diluted basis (1)	—	—	142
Weighted average shares outstanding FNFV Group common stock, basic basis	67	79	46
Weighted average shares outstanding FNFV Group common stock, diluted basis	70	82	47

(1)
The recapitalization of our stock took place on July 1, 2014. Accordingly, the outstanding shares of Old FNF common stock are presented and used to calculate earnings per share for the first six months of the twelve months ended December 31, 2014.

See Notes to Unaudited Attributed Financial Information for FNFV

FIDELITY NATIONAL FINANCIAL VENTURES GROUP
Statement of Cash Flows Information
(In millions)

	Year Ended December 31,

	2016	2015	2014
	(Unaudited)
Cash flows from operating activities:
Net (loss) earnings	$(4)	$3	$272
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	62	65	137
Equity in losses (earnings) of unconsolidated affiliates	23	22	(428)
(Gain) loss on sales of investments and other assets, net	(6)	18	17
Gain on sale of Cascade Timberlands	—	(12)	—
Stock-based compensation cost	7	9	11
Changes in assets and liabilities, net of effects from acquisitions:
Net (increase) decrease in trade receivables	(6)	(2)	13
Net decrease (increase) in prepaid expenses and other assets	15	13	(54)
Net (decrease) increase in accounts payable, accrued liabilities, deferred revenue and other	(2)	(23)	3
Net change in amount due to affiliates	7	10	23
Net change in income taxes	(15)	(74)	99
Net cash provided by operating activities	81	29	93
Cash flows from investing activities:
Proceeds from the sale of cost method and other investments	36	6	1
Additions to property and equipment and capitalized software	(63)	(61)	(86)
Purchases of investment securities available for sale	(40)	(29)	(164)
Contributions to investments in unconsolidated affiliates	(69)	(5)	—
Net proceeds from (purchases of) short-term investment securities	243	(80)	—
Net purchases of other long-term investments	—	—	(37)
Distributions from investments in unconsolidated affiliates	42	309	43
Net other investing activities	(1)	(6)	7
Acquisition of USA Industries, Inc., net of cash acquired	—	—	(40)
Proceeds from sale of Cascade Timberlands	—	56	—
Other acquisitions/disposals of businesses, net of cash acquired	(81)	(24)	(28)
Net cash provided by (used in) investing activities	67	166	(304)
Cash flows from financing activities:
Borrowings	77	132	261
Debt service payments	(45)	(31)	(202)
Cash transferred in Remy spin-off	—	—	(86)
Cash transferred in J. Alexander's spin-off	—	(13)	—
Subsidiary dividends paid to non-controlling interest shareholders	(1)	—	(39)
Payment for shares withheld for taxes and in treasury	(2)	—	—
Equity and debt issuance costs	—	(1)	(4)
Purchases of treasury stock	(64)	(289)	(2)
Dilution loss on equity method investments	—	(1)	—
Contributions from Parent	—	—	167
Net cash (used in) provided by financing activities	(35)	(203)	95
Net increase (decrease) in cash and cash equivalents	113	(8)	(116)
Cash and cash equivalents at beginning of period	31	39	155
Cash and cash equivalents at end of period	$144	$31	$39
See Notes to Unaudited Attributed Financial Information for FNFV

Notes to Unaudited Attributed Financial Information for Fidelity National Financial Ventures Group
Period Ended December 31, 2016
(unaudited)

Note A.    Basis of Presentation
Description of FNFV
On June 30, 2014, we completed the recapitalization of FNF common stock into two tracking stocks, FNF Group common stock and FNFV Group common stock.  Each share of the previously outstanding FNF Class A common stock ("Old FNF common stock") was converted into one share of FNF Group common stock, which now trades on the New York Stock Exchange under the current trading symbol "FNF," and 0.3333 of a share of FNFV Group common stock, which now trades on the New York Stock Exchange under the trading symbol "FNFV."  Both FNF and FNFV began regular trading on July 1, 2014.
In our FNFV group, we own majority and minority equity investment stakes in a number of entities, including ABRH, Ceridian, and OneDigital.
Recent Developments
On December 7, 2016, we announced that our Board of Directors has approved a tax-free plan (the "Plan") whereby we intend to redeem all FNFV shares in exchange for shares of common stock of FNFV.  Following the distributions, FNF and FNFV will each be independent, fully-distributed, publicly-traded common stocks, with FNF and FNFV no longer being tracking stocks.  FNF should be eligible for index inclusion in the S&P Midcap 400 and potentially the S&P 500. The Plan is subject to the receipt of private letter rulings from the Internal Revenue Service approving the distribution of FNFV shares, the filing and acceptance of a registration statement for the FNFV transaction with the Securities and Exchange Commission, FNFV shareholder approvals and other customary closing conditions. The closing of the tax-free distributions is expected in the third quarter of 2017.
On May 2, 2016, we purchased certain shares of common and preferred stock of Ceridian Holding, LLC, the ultimate parent of Ceridian, from third-party minority interest holders for $17 million. As a result of this purchase, our ownership of Ceridian increased from 32% to 33%.
On March 30, 2016, Ceridian HCM Holding, Inc., a wholly-owned subsidiary of Ceridian, completed its offering (the "Offering") of senior convertible preferred shares for aggregate proceeds of $150 million. As part of the Offering, FNF purchased a number of shares equal to its pro-rata ownership in Ceridian for $47 million. FNF's ownership percentage in Ceridian did not change as a result of the transaction.
On February 18, 2016, our Board of Directors approved a new FNFV Group three-year stock repurchase program, effective March 1, 2016, under which we may repurchase up to 15 million shares of FNFV Group common stock. Purchases may be made from time to time by us in the open market at prevailing market prices or in privately negotiated transactions through February 28, 2019.
EPS
Included in the calculation of diluted earnings per share are convertible senior notes (the “Notes”) issued on August 2, 2011 by Fidelity National Financial, Inc.  Under the terms of the indenture, if converted, a portion of the settlement may include shares of FNFV common stock.  As the debt is the obligation of FNF Group, if FNF were to settle a portion of the Notes with FNFV common stock, FNF Group would reimburse FNFV Group for the shares issued upon settlement.

Note B.    Investments in Consolidated and Unconsolidated Affiliates
The following table provides information about our investments in consolidated and unconsolidated affiliates attributable to FNFV, including allocations of certain corporate assets and liabilities primarily related to taxes:

	December 31, 2016	December 31, 2015

Majority owned subsidiaries consolidated into the results of FNFV:
American Blue Ribbon Holdings, LLC	$173	$169
OneDigital	75	73
Minority owned subsidiaries or other ventures:
Ceridian (33% minority equity interest)	386	363
Del Frisco's Restaurant Group	49	34
Holding company cash and short term investments	129	245
Other ventures	104	85
Total FNFV Book Value	$916	$969
Note C.    FNFV Common Stock
FNFV Group common stock has voting and redemption rights. Holders of FNFV Group common stock are entitled to one vote for each share of such stock held. Holders of FNFV Group common stock will vote as one class with holders of FNF Group common stock on all matters that are submitted to a vote of its stockholders unless a separate class vote is required by the terms of the current charter or Delaware law. In connection with certain dispositions of FNFV Group assets, the FNF board of directors may determine to seek approval of the holders of FNFV common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter.
FNF may not redeem outstanding shares of FNFV Group common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the FNFV Group unless its board of directors seeks and receives the approval to such redemption of holders of FNFV common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the FNF Group, the approval of holders of FNF Group common stock to the corresponding FNF Group common stock redemption, with each affected group voting as a separate class. FNF can convert each share of FNFV Group common stock into a number of shares of the FNF Group common stock at a ratio that provides FNFV stockholders with the applicable Conversion Premium to which they are entitled.